Matrix Advisors Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202

November 22, 2024

VIA EDGAR TRANSMISSION

Mr. John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:     Matrix Advisors Funds Trust (the “Registrant”)
Matrix Advisors Dividend Fund (the “Fund”)
File Nos. 333-212637 and 811-23175

Dear Mr. Kernan:
Below please find the comment that the Fund received from you on November 12, 2024 with respect to the review of the Fund’s annual report (the “Report”) and other filings for the fiscal year ended June 30, 2024. For your convenience, your comment has been reproduced with a response following the comment.

Comment:  It appears that the Fund’s website does not contain disclosure or a Report including Items 8 through 11 of Form N-CSR as required by Rule 30e-1(b)(2)(i) (the “Rule”). Please update the Fund’s website as soon as practicable and supplementally describe in correspondence how the Registrant intends to ensure compliance with the Rule in the future.

Response:  The Registrant responds by confirming that the Fund's website will be updated to include Items 8 through 11 of Form N-CSR as required by the Rule because the Registrant will post the Fund's June 30, 2024 Form N-CSR as soon as practicable. The Registrant also confirms that it intends to ensure compliance with the Rule in the future.

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If you have any questions regarding the above response, please do not hesitate to contact Marissa Pawlinski at (414) 516-1825 or marissa.pawlinski@usbank.com.

Sincerely,

/s/ David A. Katz
David A. Katz
President
Matrix Advisors Funds Trust